UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549			OMB APPROVAL
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33713
BEACON FEDERAL BANCORP, INC.
(Exact name of registrant as specified in its charter)
c/o Berkshire Hills Bancorp, Inc. 24 North Street, Pittsfield, MA 01201 (413) 443-5601
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common stock, par value $0.01 per share
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)             [X]
Rule 12g-4(a)(2)             [   ]
Rule 12h-3(b)(1)(i)         [X]
Rule 12h-3(b)(1)(ii)        [   ]
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:			0
Effective October 19, 2011, Beacon Federal Bancorp, Inc., a Maryland corporation, was merged with and into Berkshire Hills Bancorp, Inc., a Delaware corporation.
Pursuant to the requirements of the Securities Exchange Act of 1934 Beacon Federal Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 19, 2011		BERKSHIRE HILLS BANCORP, INC.
		By:	/s/ Marc P. Levy
Marc P. Levy Counsel for Berkshire Hills Bancorp, Inc. (Successor by merger to Beacon Federal Bancorp, Inc.)
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